UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE IFRS FINANCIAL RESULTS INLCUDED IN EXHIBIT 99.1 AND THE TEXT OF EXHIBITS 99.2 AND 99.3 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	-	Press Release: “Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2023,” dated September 28, 2023.
Exhibit 99.2	-	Condensed Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited).
Exhibit 99.3	-	Operating and Financial Review and Prospects for the six months ended June 30, 2023.

Also attached hereto and furnished herewith as Exhibit 101 are the Condensed Consolidated Interim Financial Statements as at June 30, 2023 (Unaudited), formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

EX-101.INS	-	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	-	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	-	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101.DEF	-	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	-	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101.PRE	-	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	-	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: September 28, 2023